Exhibit 99.6

To Our Shareholders

The second quarter of fiscal year 2011 is highlighted by modifications to our collaboration agreement with Elan, continued advancement of our small molecule compound TT-301 in Phase 1 studies and the preclinical development of our next generation diabetes compounds.

Pipeline Review

ELND-005 (AZD-103) – Alzheimer’s Disease:

In calendar 2010, the Company and its development partner, Elan, announced their decision to advance ELND005 (AZD-103) to Phase III development and the top line summary results from their completed Phase II study. During the quarter, the companies announced their mutual agreement to modify their collaboration agreement. Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition will receive from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. As the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan. The payment of US$9 million was received in January, 2011.

TT-301 – Inflammatory Diseases:

In the second quarter, clinical development continued on the Company’s novel and proprietary small molecule compounds targeting CNS and peripheral inflammatory indications. These compounds target inflammatory cytokine production through a small molecule approach allowing for administration both orally and intravenously. The Company has selected TT-301 as the lead molecule for development of intravenous indications. Phase I clinical studies of intravenously administered TT-301 are progressing to evaluate the safety tolerability and pharmacokinetics of multiple ascending doses of TT-301. In parallel, the Company is developing TT-301 and TT-302 for oral indications including arthritis.

TT-401 – Next Generation Diabetes Therapy

Through the in-license collaboration agreement with Lilly, preclinical work is underway on the development of compounds that could represent the next generation of diabetes therapies to be advanced to clinical development. These new compounds strengthen the Company’s product pipeline and leverage our expertise in the early development of therapeutics for metabolic diseases. These compounds have an ideal product profile for type 2 diabetes therapies; they are administered once weekly, modulate both GLP-1 and glucagon receptors, and in preclinical models have been shown to provide glycemic control with additional benefits such as weight loss.

OUTLOOK

The modification of the Company’s collaboration agreement with Elan removes our future financial obligations for the development costs of ELND005 (AZD-103) while still allowing the Company to receive significant milestones and royalties on future development and commercialization of the product. Looking ahead, the Company is in a strong financial position to continue to support its current development programs and potentially add new opportunities to its pipeline.

We appreciate the continued support of shareholders and look forward to updating shareholders on the progress of these programs in the coming year.

Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.